JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

April 3, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 15, 2012
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated March 15, 2012

1.            With respect to comment No. 1, and the relationship between the mill and the “pilot plant” There is no “pilot plant”.  We have clarified our disclosure and deleted the reference to a pilot mill under :Use of Proceeds”.   Rather the Company will launch a pilot program to refine gold, silver and mica.   However, there is a risk that the plant as built will not effectively separate the values as designed and planned. There is also a risk that the process being used is not ideal or optimal and that a different process may enhance or increase recovery of values.    We intend to continue testing to improve the recuperation and extraction process.  We have incorporated flexibility into our mill building design to allow for alternative/additional precious metal extraction processes to be installed.

Initial testing results indicate that recovery of mica, gold and silver is possible but economic feasibility has not been shown and there is the associated risk that the operation as planned will not be profitable.  Even if commercial reserves cannot be identified and processed, we intend to process precious metals and other semi-precious metals for other mining companies as there are no similar mills in the area surrounding our mining claims.  There is no assurance that we will be able to generate sufficient revenues to recoup our investment.

2.             With respect to comment No. 2, we have corrected the dilution schedule to show that the net tangible increase in in book value to the current shareholders will be $0.03. We have revised the table and paragraph accordingly.  We have also set forth in the table the amount of immediate dilution to the new investors ($0.21 per share).

3.             With respect to comment No. 3, as set forth in footnote No. 3, we received a total cash contribution of $60,000 in 2010 and $670,000 in cash in 2011 in connection with the issuance of our shares of common stock.  Total cash consideration received from the issuance of our common stock was $730,000. We issued 20 million shares of our common stock at par value ($0.003) for a total of $60,000 and an additional 3,350,000 shares of our common stock at $0.20 per share for a total of $670,000. We refer you to footnote 3 regarding cash consideration received for the issuance of our common stock.

4.           With respect to comment No. 4, we have provided a narrative description in our MDA disclosure with respect to the issuance of our common stock at various prices and at various times and provided the basis for this disclosure.   In addition, we have disclosed the basis for our valuation of the stock grants.

We discussed the basis for the issuance In November 2010, of 20 million shares of our common stock at $.003 per share for a total of $60,000.   We have discussed the issuance of our common stock in connection with the acquisition of the mining claims.

We also disclose the time and basis for the issuance of our common stock at $.20 per share for total consideration of $670,000.   We have also specifically stated that no independent valuation took place on the issuance of any stock.  We have also stated that the offering price was not indicative of the Company’s value at the time of issuance of the shares of common stock   Rather, management believed that the offering price was  reasonable given the risks and rewards.

With respect to the current offering price, no independent valuation was secured.   In evaluating the offering price management considered the total dollar amount raised to date and the offering price per share in the most recent funding round.  Other factors used in setting the offering price were the steps taken to date by the Company in developing the  Property including but not limited to engineering costs, permitting, equipment purchases and infrastructure improvements.

We believe that until a trading market develops for the common stock, prospective investors will ultimately be the ones to determine whether the offering price is appropriate and represents the fair market value of the common stock.

Stock Grants

With respect to the valuation of  our stock grants, we believe that on the date of the stock grants, the methodologies, approaches and assumptions that we used are consistent with the American Institute of Certified Public Accountants, “Practice Guide on Valuation of Privately-Held Company Equity Securities Issued as Compensation”, considering numerous objective and subjective factors to determine common stock fair market value at each issuance date, including but not limited to the following factors: (a) arm’s length private transactions; (b) shares issued for cash as a basis to determine the value for shares issued for services to non-related third parties; and (c) fair value of service provided to non-related third parties as a basis to determine value per share.

In June  2011 we issued a total of 5,000,000 shares of our common stock which we valued at $.003 per share pursuant to employment agreements entered June 1, 2011.  The shares were issued as a bonus in recognition of the services provided by each officer.   At the time  management was issued shares of common stock, the Company had little or no value.

In September 2011 we issued 1,500,000 shares of our common stock to Mr. Chandik which we valued at $.20 per share. The $0.20 value is the same value the Company used in raising funds under its private placement.,

The current offering price for our shares of common stock is $.25 per share.  We have not secured an independent valuation of the Company.  In evaluating the offering price management considered the total dollar amount raised to date and the offering price per share in the most recent funding round.  Other factors used in setting the offering price were the steps taken to date by the Company in developing the  Property including but not limited to engineering costs, permitting, equipment purchases and infrastructure improvements.

We believe that until a trading market develops for the common stock, prospective investors will ultimately be the ones to determine whether the offering price is appropriate and represents the fair market value of the common stock.

Stock Grants

5.             With respect to comment number 5, we have corrected the table to properly reflect the salary paid to Mr. Chandik.   Specifically,   we valued 2 million shares of the common stock issued to Mr. Chandik at $0.003 per share and 1.5 million shares of common stock at $.20 per share.   Total compensation is $366,000.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
DNA Precious Metals, Inc.

DNA PRECIOUS METALS INC.
(Stationary)

April 3, 2012

Securities and Exchange Commission
Washington, D.C.

Re:	DNA Precious Metals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 15, 2012
File No. 333-178624

Dear Sir/Madam:

The following is filed in connection with the comment letter dated March 27, 2012.

The undersigned on behalf of DNA Precious Metals Inc., Acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik, president